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TO ALL PENNZOIL SHAREHOLDERS:

                            THE PENNZOIL TURNAROUND
                              IS WELL UNDERWAY....

                              Here are the facts:

o Pennzoil has had seven consecutive quarters of year-on-year recurring earnings improvement through the second quarter of 1997, up 118% to $2.04 per share, in the first half of 1997. Earnings are on track to continue this trend through the third quarter of 1997, as well.

o Pennzoil's cash flow has increased significantly, from $6.49 per share in 1995 to $9.31 per share in 1996, and is expected to exceed $12.00 per share in 1997.(1)

o Pennzoil delivered a total return of 42% to its stockholders -- outperforming the E&P sector and more than doubling UPR's total return to stockholders -- from October, 1995 through June, 1997.(2)

o Pennzoil has consistently outperformed the E&P sector. Had Pennzoil only performed in line with the sector since the UPR offer in June, its stock would have increased an additional 20% or more, constituting a significant portion of UPR's so-called "premium."

o Pennzoil has cut G&A by $80 million since 1995, and reduced per barrel operating costs by 17% since 1994.

o Pennzoil's recently completed refinery projects are already generating an expected $1 per share of cash flow in 1997 and even more is anticipated in 1998 and beyond.

o Pennzoil has built an exciting worldwide portfolio of oil and gas projects in regions that hold great potential like the U.S. Gulf of Mexico, Qatar, the Caspian Sea, Egypt, Venezuela and Australia.

These facts demonstrate that UPR's offer of $84 is inadequate. Indeed, UPR's own confidential internal studies similarly arrived at valuations for Pennzoil well above $84 per share. Even UPR has commented favorably on Pennzoil's turnaround.(3)

                    DON'T LET UPR TRY TO SOLVE ITS PROBLEMS
                    AT THE EXPENSE OF PENNZOIL SHAREHOLDERS.

                             IT'S ALL ABOUT VALUE.

                                [PENNZOIL LOGO]

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(1) Based on first half 1997 cash flow of $5.95 per share.
(2) Bloomberg Financial Markets (from UPR's Initial Public Offering in October, 1995 through June 20, 1997, the last trading day prior to UPR's announcement of its tender offer).
(3) "[Y]ou have done a superb job of turning around the company. You have it on the right path." Project Mercury Briefing Report, a confidential internal UPR document dated May 3, 1997 (page 21-0063).